Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GUERRILLA RF, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), Guerrilla RF, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1.	The Amended and Restated Certificate of Incorporation of the Corporation is amended by deleting the existing Section 1 of Article IV and replacing it with the following:

“1. Total Authorized. The total number of shares of all classes of stock that the Corporation has authority to issue is 60,000,000 shares, consisting of two classes: 50,000,000 shares of Common Stock, $0.0001 par value per share (“Common Stock”), and 10,000,000 shares of Preferred Stock, $0.0001 par value per share (“Preferred Stock”).”

2.	This Certificate of Amendment has been duly adopted by the board of directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

3.	This Certificate of Amendment shall become effective when filed with the Delaware Division of Corporations.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by a duly authorized officer of the Corporation on the 2nd day of May, 2024.

GUERRILLA RF, INC.

By:      /s/ Ryan Pratt

Name:         Ryan Pratt

Title:         Chief Executive Officer